Eaton & Van Winkle LLP
3 Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604 Email: VMcGill@EVW.com

August 26, 2013

Justin Dobbie, Esq.
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Tianli Agritech, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 16, 2013
File No. 001-34799

Dear Mr. Dobbie:

On behalf of our client, Tianli Agritech, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated August 23, 2013, with respect to the Company’s preliminary proxy statement filed on August 16, 2013 (the “Preliminary Proxy Statement”).

Our responses below have been numbered to correspond to the Staff’s comments.  A revised preliminary proxy statement which incorporates changes in response to the letter of comments, together with an acknowledgement letter from the Company, has been filed contemporaneously with this letter.

Proposal 3: Approval of Amendments, page 17

1. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal 3. Please revise to unbundle Proposal 3 so that the reverse stock split of your common shares and the increase in the number of authorized common shares following the reverse stock split are two separate proposals. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Response: We have unbundled the two amendments and added a new proposal 4 to approve the amendment increasing the number of shares following the reverse stock split.

2. We note your disclosure in the Notice of Annual Meeting of Shareholders and in the section captioned “Q: What am I voting on?” on page 1 that shareholders will be asked to consider and vote on the approval of an amendment to your Memorandum of Association to effect a reverse stock split of your “outstanding common shares.” We also note that the Proposal 3 heading on page 17 and the Proposal 3 description on your Proxy Card disclose that shareholders will be asked to approve an amendment to your Memorandum of Association to effect a reverse stock split of your “common shares.” Please revise the Notice of Annual Meeting of Shareholders, the Proxy Card and the Proxy Statement throughout to clarify that the reverse stock split applies to both your outstanding and authorized common shares.

Response: We have revised the language in notice of meeting, proxy statement and form of proxy to indicate that the reverse split applies to the authorized, as well as the outstanding common shares.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Sincerely, /s/ Vincent J. McGill Vincent J. McGill